

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

Via E-mail
Farshid Raafat
Chief Executive Officer, President, and Director
American Boarding Company
358 Frankfort Street
Daly City, California 94014

> **Re: American Boarding Company**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 10, 2012**
> **File No. 333-180838**

Dear Mr. Raafat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please tell us if there are any limitations on the transferability of the securities being offered. If so, please revise your disclosure on the cover page of the prospectus accordingly. Refer to Item 1(b) of Form S-11.

3.   Please revise your disclosure to provide the information required by Item 12, Item 16, Item 17, Item 24, Item 25, Item 26, Item 32 and Item 35 of Form S-11.

Dilution of the Price You Pay for Your Shares, page 18

4.   Please present the book value per share before the offering in the table on page 19 as a positive amount.

Business Overview, page 24

5.   We note your response to comment 16 of our letter dated May 16, 2012. Please describe in greater detail how the company will finance the balance through conventional means.

6.   We note the revised disclosure indicating that you may have to finance the balance of your property purchase through conventional means. Please provide more detail regarding how you intend to finance, if necessary, and indicate whether or not you currently have any sources of credit available you.

7.   Please expand your disclosure to discuss current market rates for properties comparable to the type and size of property you intend to buy in the targeted areas. Discuss your basis/source for the market comparisons to support the reasonableness of the amounts you have budgeted for property purchases.

Background and Management, page 25

8.   We note your response to comment 18 of our comment letter dated May 16, 2012 where you state that you have deleted the sentence that referenced your management's combined years of experience. We refer you to your disclosure on page 25 where you state that "Our management team has well over 100 years of combined experience…" Please do not aggregate the years of your management's experience.

9.   We note your response to comment 19 of our comment letter dated May 16, 2012. We are unable to find the added disclosure as indicated in your response. Please revise or clarify. Additionally, we note your response that the CEO and CFO are full time employees. We further note on page 6 that your two officers and directors allocate time and personal resources to you on a part-time basis. Please reconcile your disclosure with your response or advise.

Investment Policies of Registrant, page 32

10.   We note that you have duplicated the instructions provided by Item 13 of Form S-11. Please delete such duplication and revise your disclosure to provide the information required by the item.

Description of Real Estate, page 33

11.   We note that you have duplicated the instructions provided by Item 14 of Form S-11. Please delete such duplication and revise your disclosure to provide, as applicable, the information required by the item.

Plan of Operation, page 49

12.   Please discuss in greater detail the company's plan of operation if it only raises the minimum amount in the offering. For example, would the company proceed in purchasing a property, and if so, how would it finance the purchase?

Security Ownership of Certain Beneficial Owners and Management

13.   We note the column "Percent of Class after Offering." Please revise the table to calculate the percentage based on the amount currently outstanding. See Instruction 1 to Item 403 of Regulation S-K.

14.   Please include the address of each beneficial owner. See Item 403(a) of Regulation S-K.

15.   Please also disclose all executive officer and directors of the registrant as a group. See Item 403(b) of Regulation S-K.

16.   In a footnote to the table, please disclose the name of the natural person that has ultimate voting or dispositive control over the company's common shares that are held by Paramount Capital.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief